# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Tenaya Therapeutics, Inc., CIK 0001858848
CUSIP: 87990A106
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 171 Oyster Point Boulevard, Suite 500, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 02/25/2026
Filed by CIK 0001668159
Persons authorized to receive notices and communications: James Evangelista, 1 Letterman Drive, Building D, Suite DM-900, San Francisco, California (CA), 94129, (415) 865-2050

## Reporting persons
- The Column Group III, LP (CIK 0001668159): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- The Column Group III-A, LP (CIK 0001668085): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- The Column Group III GP, LP (CIK 0001790965): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- The Column Group Opportunity III, LP (CIK 0001931825): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 49,313,559; sole dispositive power 0; shared dispositive power 49,313,559; aggregate amount beneficially owned 49,313,559 (23.1% of the class)
  Comment: All such shares are held of record by TCG Opportunity III LP (as defined in Item 2(a) of the Original Schedule 13D). TCG Opportunity III GP LP (as defined in Item 2(a) of the Original Schedule 13D) is the general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. TCG Opportunity III GP LLC (as defined in Item 2(a) of the Original Schedule 13D) is the general partner of TCG Opportunity III GP LP and the ultimate general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson and Tim Kutzkey are the managing members of TCG Opportunity III GP LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities. Excludes warrants to purchase 53,571,426 shares of Common Stock held by TCG Opportunity III LP which are not exercisable within 60 days of this Statement due to the Beneficial Ownership Limitations (as defined in Item 6).
  
  Based on 213,744,535 shares of Common Stock outstanding as of December 15, 2025, as reported by the Issuer in its prospectus supplement filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission (the Commission) on December 12, 2025 (the Prospectus).
- The Column Group Opportunity III GP, LP (CIK 0001932874): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 49,313,559; sole dispositive power 0; shared dispositive power 49,313,559; aggregate amount beneficially owned 49,313,559 (23.1% of the class)
  Comment: All such shares are held of record by TCG Opportunity III LP. TCG Opportunity III GP LP is the general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. TCG Opportunity III GP LLC is the general partner of TCG Opportunity III GP LP and the ultimate general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson and Tim Kutzkey are the managing members of TCG Opportunity III GP LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities. Excludes warrants to purchase 53,571,426 shares of Common Stock held by TCG Opportunity III LP which are not exercisable within 60 days of this Statement due to the Beneficial Ownership Limitations.
  
  Based on 213,744,535 shares of Common Stock outstanding as of December 15, 2025, as reported by the Issuer in the Prospectus.
- TCG Opportunity III GP, LLC (CIK 0001932445): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 49,313,559; sole dispositive power 0; shared dispositive power 49,313,559; aggregate amount beneficially owned 49,313,559 (23.1% of the class)
  Comment: All such shares are held of record by TCG Opportunity III LP. TCG Opportunity III GP LP is the general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. TCG Opportunity III GP LLC is the general partner of TCG Opportunity III GP LP and the ultimate general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson and Tim Kutzkey are the managing members of TCG Opportunity III GP LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities. Excludes warrants to purchase 53,571,426 shares of Common Stock held by TCG Opportunity III LP which are not exercisable within 60 days of this Statement due to the Beneficial Ownership Limitations.
  
  Based on 213,744,535 shares of Common Stock outstanding as of December 15, 2025, as reported by the Issuer in the Prospectus.
- Tim Kutzkey (CIK 0001614186): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 49,313,559; sole dispositive power 0; shared dispositive power 49,313,559; aggregate amount beneficially owned 49,313,559 (23.1% of the class)
  Comment: All such shares are held of record by TCG Opportunity III LP. TCG Opportunity III GP LP is the general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. TCG Opportunity III GP LLC is the general partner of TCG Opportunity III GP LP and the ultimate general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson and Tim Kutzkey are the managing members of TCG Opportunity III GP LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities. Excludes warrants to purchase 53,571,426 shares of Common Stock held by TCG Opportunity III LP which are not exercisable within 60 days of this Statement due to the Beneficial Ownership Limitations.
  
  Based on 213,744,535 shares of Common Stock outstanding as of December 15, 2025, as reported by the Issuer in the Prospectus.
- Peter Svennilson (CIK 0001606074): type of reporting person: individual (IN); citizenship or place of organization: Sweden (V7); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 49,313,559; sole dispositive power 0; shared dispositive power 49,313,559; aggregate amount beneficially owned 49,313,559 (23.1% of the class)
  Comment: All such shares are held of record by TCG Opportunity III LP. TCG Opportunity III GP LP is the general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. TCG Opportunity III GP LLC is the general partner of TCG Opportunity III GP LP and the ultimate general partner of TCG Opportunity III LP and may be deemed to have voting, investment and dispositive power with respect to these securities. Peter Svennilson and Tim Kutzkey are the managing members of TCG Opportunity III GP LLC and may each be deemed to share voting, investment and dispositive power with respect to these securities. Excludes warrants to purchase 53,571,426 shares of Common Stock held by TCG Opportunity III LP which are not exercisable within 60 days of this Statement due to the Beneficial Ownership Limitations.
  
  Based on 213,744,535 shares of Common Stock outstanding as of December 15, 2025, as reported by the Issuer in the Prospectus.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Tenaya Therapeutics, Inc.
Address of issuer's principal executive offices: 171 Oyster Point Boulevard, Suite 500, South San Francisco, California (CA), 94080
Comment: This Amendment No. 7 (this Amendment No. 7) supplements and amends the Schedule 13D relating to the Common Stock of the Issuer that was filed with the Commission on December 1, 2022 (the Initial Schedule 13D), as amended by Amendment No. 1 filed with the Commission on February 21, 2023, by Amendment No. 2 filed with the Commission on February 14, 2024 and Amendment No. 3 filed with the Commission on March 7, 2025, Amendment No. 4 filed with the Commission on May 7, 2025, Amendment No. 5 filed with the Commission on December 17, 2025 and Amendment No. 6 filed with the Commission on February 12, 2026 (the Initial Schedule 13D, together with all amendments thereto, the Original Schedule 13D). The securities originally reported on the Initial Schedule 13D were previously reported on a Schedule 13G filed with the Commission on February 11, 2022 (the Schedule 13G). The Schedule 13G was filed pursuant to Rule 13d-1(d) of the Securities Exchange Act. Capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing: This Statement is being filed by The Column Group III, LP (TCG III LP), The Column Group III-A, LP (TCG III-A LP), The Column Group III GP, LP (TCG III GP LP), The Column Group Opportunity III, LP (TCG Opportunity III LP), The Column Group Opportunity III GP, LP (TCG Opportunity III GP LP), TCG Opportunity III GP, LLC (TCG Opportunity III GP LLC, together with TCG III LP, TCG III-A LP, TCG III GP LP, TCG Opportunity III LP, and TCG Opportunity III GP LP, the Reporting Entities), Tim Kutzkey and Peter Svennilson. The Reporting Entities, Tim Kutzkey and Peter Svennilson are collectively referred to as the Reporting Persons. Tim Kutzkey and Peter Svennilson have been added to this Statement as a Reporting Person as a result of the retirement of a managing partner of TCG III GP LP and a managing member of TCG Opportunity III GP LLC. The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached as Exhibit 1 to Amendment No. 6. Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person's pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person.
Residence or business address: The address of the principal offices of each Reporting Person is 1 Letterman Drive, Building D, Suite M-900, San Francisco, CA 94129.
Present principal occupation or employment: Each of TCG III LP, TCG III-A LP and TCG Opportunity III LP is a venture capital investment entity. TCG III GP LP is the general partner of each of TCG III LP and TCG III-A LP. TCG Opportunity III GP LP is the general partner of TCG Opportunity III LP. TCG Opportunity III GP LLC is the general partner of TCG Opportunity III GP LP and the ultimate general partner of TCG Opportunity III LP. Dr. Kutzkey and Peter Svennilson are the managing partners of TCG III GP LP and the managing members of TCG Opportunity III GP LLC, and are each engaged through venture capital investment entities in acquiring, holding and disposing of interests in various companies for investment purposes.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons are, nor during the last five years have been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of TCG III GP LP, TCG III LP, TCG III-A LP, TCG Opportunity III LP and TCG Opportunity III GP LP is a limited partnership organized under the laws of the State of Delaware. TCG Opportunity III GP LLC is a limited company organized under the laws of the State of Delaware. Dr. Kutzkey is a citizen of the United States of America. Mr. Svennilson is a citizen of Sweden.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended by adding the following as the last paragraphs thereof:

On February 20, 2026, TCG III LP sold an aggregate of 245,965 shares of the Issuer's Common Stock at a weighted-average price of $0.6149 per share and an aggregate sale price of approximately $0.15 million.

On February 20, 2026, TCG III-A LP sold an aggregate of 277,769 shares of the Issuer's Common Stock at a weighted-average price of $0.6149 per share and an aggregate sale price of approximately $0.17 million.

On February 23, 2026, TCG III LP sold an aggregate of 143,709 shares of the Issuer's Common Stock at a weighted-average price of $0.5972 per share and an aggregate sale price of approximately $0.09 million.

On February 23, 2026, TCG III-A LP sold an aggregate of 162,291 shares of the Issuer's Common Stock at a weighted-average price of $0.5972 per share and an aggregate sale price of approximately $0.1 million.

On February 24, 2026, TCG III LP sold an aggregate of 309,228 shares of the Issuer's Common Stock at a weighted-average price of $0.6153 per share and an aggregate sale price of approximately $0.19 million.

On February 24, 2026, TCG III-A LP sold an aggregate of 349,212 shares of the Issuer's Common Stock at a weighted-average price of $0.6153 per share and an aggregate sale price of approximately $0.21 million.

On February 25, 2026, TCG III LP sold an aggregate of 1,649,281 shares of the Issuer's Common Stock at a weighted-average price of $0.5624 per share and an aggregate sale price of approximately $0.93 million.

On February 25, 2026, TCG III-A LP sold an aggregate of 1,862,545 shares of the Issuer's Common Stock at a weighted-average price of $0.5624 per share and an aggregate sale price of approximately $1.05 million.

## Item 4. Purpose of Transaction
Purpose of transaction: The information set forth in Item 4 of the Original Schedule 13D is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7-11 of the cover pages of this Amendment No. 7.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-11 of the cover pages of this Amendment No. 7.
Transactions in the class effected during the past sixty days: Except as reported in this Statement and in Item 3 of Amendment No. 6, none of the Reporting Persons has affected any transactions in the Issuer's securities within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Under certain circumstances set forth in the limited partnership agreements of each of TCG III LP, TCG III-A LP and TCG Opportunity III LP, the general partner and limited partners of TCG III LP, TCG III-A LP and TCG Opportunity III LP, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 6 of the Original Schedule 13D is incorporated herein by reference.

## Signatures
- The Column Group III, LP: /s/ James Evangelista, Attorney in Fact, James Evangelista, Attorney in Fact (02/26/2026)
- The Column Group III-A, LP: /s/ James Evangelista, Attorney in Fact, James Evangelista, Attorney in Fact (02/26/2026)
- The Column Group III GP, LP: /s/ James Evangelista, Attorney in Fact, James Evangelista, Attorney in Fact (02/26/2026)
- The Column Group Opportunity III, LP: /s/ James Evangelista, Attorney in Fact, James Evangelista, Attorney in Fact (02/26/2026)
- The Column Group Opportunity III GP, LP: /s/ James Evangelista, Attorney in Fact, James Evangelista, Attorney in Fact (02/26/2026)
- TCG Opportunity III GP, LLC: /s/ James Evangelista, Attorney in Fact, James Evangelista, Attorney in Fact (02/26/2026)
- Tim Kutzkey: /s/ James Evangelista, James Evangelista, Attorney-in-Fact (02/26/2026)
- Peter Svennilson: /s/ James Evangelista, James Evangelista, Attorney-in-Fact (02/26/2026)